Exhibit 99.5

NICE Introduces Nexidia Analytics – the Next Generation of Interaction Analytics

The solution will reinvent omni-channel customer service, enabling organizations to expand the use of analytics across every interaction channel and create a data-driven customer service culture

Hoboken, N.J., January 10, 2017 – NICE (Nasdaq:NICE) introduces its next generation interaction analytics solution, based on the Nexidia platform, which sets a new standard for accurate, real-time omni-channel analysis.

The Nexidia Analytics solution, which incorporates best-of-breed capabilities from both Nexidia and NICE, uses deep learning neural networks to perform sophisticated audio and text search across interaction types, such as calls, chats, emails, and surveys. The robust, recording-agnostic solution delivers unmatched value as a driver of business insights. Coupled with NICE's existing analytics capabilities, the next generation analytics platform will equip new and existing customers with the tools to achieve business success across the enterprise.

"Speech and text analytics are the most effective tools for gaining insight into customers' and prospects' opinions, needs and wants," said Donna Fluss, President of DMG Consulting LLC. "Companies need omni-channel solutions that provide a fully integrated view of customer interactions. It's essential to know what customers and prospects are doing and saying in all channels, at all times, so that the company can take the right actions and deliver a personalized experience to each individual who reaches out to them."

"We are proud to offer the most advanced analytics solution in the market, which encompasses our vision of 'analytics with no limits,'" said Miki Migdal, President of the NICE Enterprise Product Group. "Leveraging Nexidia's leading capabilities, the latest NICE solution offers unparalleled accuracy, scalability and performance, enabling organizations around the globe to capitalize on the powerful insights from their omni-channel interactions. Infusing analytics into all our solutions is a pivotal strategy for NICE, and the integration of this technology with our WFO suite represents another critical step in reinventing customer service."

NICE's Next Generation Interaction Analytics solution is fully integrated with NICE Engage, Quality Management and Performance Management, and includes the following capabilities:

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A single, uniform administration tool for phone calls, chats, emails, surveys and other interactions, eliminating siloed analytics applications and databases for each interaction type and allowing cross-channel workflows

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Root cause analysis independent of the customer's chosen contact method, as well as extended cross-channel insights. This allows analysts to identify, for instance, whether a particular contact method is preferred and why; whether one channel is used consistently following another; whether efforts to push more interactions to self-service or chat are successful

•	Integrated reporting and query building reflecting complete omni-channel interaction analysis
•	Role-specific interface dashboards, configured for both supervisors and agents
•	Advanced linguistic and statistical text mining for integration with any leading Big Data analysis tool

To learn more about the Nexidia Analytics solution, click here.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.